West Enclave Merger Corp.

C. Calderón de la Barca 22

Ciudad de Mexico

11540 Mexico

April 24, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	West Enclave Merger Corp. (the “Company”)

Registration Statement on Form S-1

(File No. 333- 294139) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on April 28, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

WEST ENCLAVE MERGER CORP.

By:	/s/ Emilio Mahuad Quijano
Name: Emilio Mahuad Quijano
Title: Co-Chief Executive Officer